2303 South Blvd.,
Houston Texas, 77098.

March 7, 2007

Mark P. Shuman, ESQ.
Branch Chief- Legal
Securities & Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

RE: VGTel, Inc.
File # 333-134408

Dear Mr.  . Shuman:

We are responding to your comment letter dated December 11, 2006.

1. We revised the front cover of our registration statement to include the file number (333-134408).

2. We revised the section entitled Calculation of Registration Fee to state: "The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c). Our common stock is not traded on any national exchange and in accordance with Rule 457, the offering price was determined by the price the shares were sold to our shareholders in a private placement transaction. The price of $.025 is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board at which time the shares may be sold at prevailing market prices or privately negotiated prices." Rule 457© most closely relates to the above circumstances.

3. We revised our table of content by removing reference to Part II information and items related thereto.

4. We inserted the Dealer Delivery legend on the same page as the Table of Contents.

5. We  significantly revised our history in the summary section on page 5, by removing all references to Note #1 and the footnotes on page 8. The revised version states:

History of the Company:

The Company was originally incorporated on February 5, 2002 in the State of New York under the name Tribeka Tek, Inc. We were in the business of providing Edgarizing services to public companies filing their disclosure documents on Edgar. On January 18, 2006 we purchased from NYN International LLC all of the intellectual property assets of a newly developed telemarketing campaign product called "Group Messaging Gateway" (GMG). On January 18, 2006 we filed a Certificate of Amendment with the State of New York changing our name to VGTel, Inc. As a result of the name change, henceforth, VGTel, Inc. is defined as the Company. In February 2006, we ceased our edgarizing business. We are currently focusing all of our resources on our newly acquired GMG product which we are currently testing with one commercial client. In the period ending March 31, 2006, we recognized revenues of $840 and expenses of $1,519 for a net loss of $679 resulting from the discontinued Edgarizing business. Our offices are located at 2303 South Blvd., Houston Texas, 77098.

6. We eliminated the typical telemarketing campaign example from the Summary. We modified our price comparison chart to coincide with published third party sources for costs of (1) traditional and (2)first generation VOIP products. The footnotes provide references to the published information supporting the costs for these services. See footnotes below: We also included for your reference the links to the published information.

1 Small Footprint, Big Results, The advantages of on-demand call centers — things your on-premise call center supplier never told you, and probably won’t, Published by Beagle Research Group, LLC March 2006, Table 6 Page 11 “200 user premises based call center cost breakdown” http://www.beagleresearch.com/2006Downloads/BeagleF9WP032106.pdf

2 IP Contact Centers Go Beyond The Basics: Published in Business Communications Review November 2006. Article authored by Michael B. Hommer, Robert Smithers. Table 2 Page 6 "Pricing of key components".

Standards compliance and presence capabilities are the hot-button items as vendors bulk up their IP contact center ... (PDF)

3 Zachary A. Barnes Bowie State University Maryland In Europe May 2005 in article entitled Is Implementation Of Voice Over Internet Protocol (Voip) More Economical For Businesses With Large Call Centers? Barnes states VoIP service can save a significant amount of money by reducing infrastructure and monthly maintenance expenses as well as providing telephone service at significantly lower rates. From the data analyzed a company could save 76.2% on their outbound calling expenses by using VoIP technology.
http://faculty.ed.umuc.edu/~meinkej/inss690/barnes.pdf

We made the same changes to the comparison chart in the Business section and revised the example to coincide with the third party referenced sources.

7. We added the paragraph immediately following the comparison chart in the Business
Section of the Summary. This paragraph was inadvertently deleted in the course of edgarizing in our last SB-2.

The Global Messaging Gateway (GMG) is currently the first and only product of the Company. The Company launched its website in January 2006 at its domain location, at www.vgtel.com. We currently have one client who is using the GMG system for telemarketing campaigns. We have not recognized any significant revenues from this product to date and we have not entered into any contracts for our services with any clients.

8. We added the sentence below to the section entitled Phase II expansion plan to which your previous comment 16 referred to. Additionally this same sentence also appears in the end of the Summary, in risk number 3, and in the paragraph before the last paragraph of the Budget for the Next 12 months.

If additional capital is raised through the sale of additional equity or convertible securities, substantial dilution to our stockholders is likely to occur which may result in a partial or substantial loss to your investment in our common stock.

9. We revised Risk #1 the sub heading to Risk #1 to read as follows:

WE HAVE A LIMITED OPERATING HISTORY ON WHICH YOU CAN BASE YOUR EVALUATION OF OUR PEFORMANCE. WE ARE CURRENTLY TESTING OUR ONLY PRODUCT WITH ONE COMMERCIAL CLIENT WHO IS USING OUR SYSTEM ON A MINIMAL BASIS GENERATING MINIMAL REVENUES. THERE IS NO SUFFICIENT VOLUME OF MESSAGES BEING PROCESSED TO DETERMINE THE FULL FUCTIONALITY OF THE SYSTEM. WE CURRENTLY HAVE NO CONTRACTS FOR OUR SERVICES. IT IS HIGHLY LIKELY THAT OUR GMG SYSTEM MAY FAIL TO BE A VIABLE SOLUTION TO TRADITIONAL TELEMARKETING PRODUCTS AND MAY FAIL TO ATTRACT CUSTOMERS, IN WHICH CASE OUR BUSINESS WILL FAIL.

We also revised the specific steps we need to take to address the risks.

10. We revised the subheading and text of the risk factor for Risk # 2 which we replaced with former Risk #11 containing the subheading "OUR AUDITORS HAVE EXPRESSED SUBSTANTIAL DOUBT ABOUT OUR ABILIITY TO CONTINUE AS A GOING CONCERN." We also revised the text to include the following:

We will require a minimum of $38,000 for the next 12 months. At the current level of revenues and expenses, in conjunction with the committed loan from our President of $50,000 we anticipate we will have sufficient funding to operate for the next 12 months. However, we will need to raise substantial funds in order to launch a broad marketing campaign to attract clients for our product in order to become a viable business. We cannot offer assurances that any additional funds will be raised when we require them or that we will be able to raise funds on suitable terms. If we fail to raise additional funds, we may fail as a business, and you would lose your investment.

11. We revised the text to include the names of the third parties on whom we are substantially dependent in Risk # 5. We also revised the text to include:

The number of companies providing the above mentioned services is growing, and we anticipate that alternative vendors to provide these services will be easily obtainable. We cannot provide any assurances that the third parties will perform their contractual obligations adequately. Furthermore, if any of our current relationships are terminated suddenly and we are unable to reach suitable alternative arrangements on a timely basis, we may lose customers as a result of the lapse in our services caused by the delay in reaching a contract with alternate providers.

12. We revised the text in Risk #9 to identify Mr. Hason as our Chief marketing officer, and amend our reference to Niva as Niva Kallus, our Corporate Secretary.

13. Israel Hason is the principal officer of Platin. He is also our Chief Marketing Officer and a signatory to this prospectus. Mr. Hason has reviewed and approved this disclosure.

14. We expanded the disclosure in the second introductory paragraph to state the following:

For the twelve months ending March 2006, we generated aggregate revenue of $6,321 in from our only client, Platin. In the six month period from April 1, 2006 to September 2006, we generated revenues of $ $7,944. Consequently, the aggregate revenue we generated to date is $14, 265. The customer pays a monthly fee for the lines and a per call fee for each successful call placed.

15. We eliminated the disclosures that were identical to the disclosure in our Business section.

16. We amended the disclosure for our contract with Kanaga Network Solution to describe the purpose of the agreement and the economic terms of the agreement.

17. We amended the disclosure for our contract with Internet Gold to to summarize the material rights and obligations of the parties and included the economic terms of the agreement.

18. We eliminated the second paragraph in the Brain & Power Ltd. disclosure.

19. We amended the Platin disclosure as follows:

Platin Ltd. is a telemarketing company that is our only customer to date. In January 2006 Platin Ltd. placed an order for our telemarketing services for the upcoming election in Israel which was scheduled for March 28, 2006. Platin has been using our System ever since for both political campaigns and for commercial telemarketing services which they provide to a variety of their clients. We charge Platin a monthly per line cost of $3.0 plus a usage fee of $0.012 per min. while the GMG system is in the testing phase. We generated aggregate revenues from Platin of $14,265 from January 2006 until September 30, 2006. We provide upgrades to our system as per their requests. Platin does not pay for development costs resulting from upgrades to features and functions. See Platin Exhibit 10.3 for Telemarketing Order Framework dated January 15, 2006 and June 12, 2006.

20. Platin is currently our only customer who uses our services for telemarketing for their clients who are all located in the State of Israel. We provide the service to Platin from our domestic servers located in Florida and Arizona. We do not need to obtain any local services in Israel to enable our Israeli customer to use the system. Beginning February 2007, we will be technically able to slowly add few customers while we continue adding features and fixing operational problems, and by June 2007 we believe we will be in a position to serve unlimited number of customers. Although technically we are capable of adding few clients, we currently have no agreement or understanding with any entity to become our client.

21. We eliminated all references to "rapid penetration" and revised the disclosure as follows: We amended the paragraph to state:

We plan to establish global partners to operate franchises of our GMG system. The global target market consists of many countries each has its own regulations and local methods of operating their businesses. Our goal is to establish 4 franchises within 18 months, and thereafter slowly build additional franchises. Through our personal and commercial network we have identified and contacted specific entities in Mexico, Israel, Russia and Algeria. These entities consist of small to medium sized telemarketing companies currently using traditional PSTN based system to provide telemarketing services for their established clientele. Each one of these entities expressed an interest in using the GMG system for their clients because of competitive factors in their respective locales, which make them unable to raise the price for the services, and are therefore looking to lower the cost of operations. The GMG system provides this opportunity with no upfront investment.  Although we are in discussions with these entities regarding our franchise opportunity, to date we have not entered into any franchising contracts with any of these entities. Nor have we decided on the terms of each contract which will be determined in accordance to the demand of our GMG system once the system is ready to be marketed which we do not anticipate will occur prior to April 2007. We expect that it will take one year for each franchise to get itself established.

23. We amended the section to include the following:

Israel Hasan is the Chief Marketing Officer of our Company. Mr. Hason is also the managing partner and principal shareholder of Platin Ltd. Israel. Platin Ltd. is a telemarketing company that is our only customer to date. In January 2006, Platin Ltd. placed an order for our telemarketing services for the upcoming election in Israel which was scheduled for March 28, 2006. Platin has been using our System ever since for both political campaigns and for commercial telemarketing services which they provide to a variety of their clients. We charge Platin a monthly per line cost of $3.0 plus a usage fee of $0.012 per min while the GMG system is in the testing phase. We provide upgrades to our system as per their requests. Platin does not pay for development costs resulting from upgrades to features and functions. We generated aggregate revenues of $14,265 from Platin from February 2006 until September 30, 2006. Mr. Hason has agreed to recuse himself from any corporate decision relating to Platin Ltd business relationship with VGTel, Inc. See Platin Exhibit 10.3 for Telemarketing Order Framework dated January 15, 2006 and June 12, 2006.

We also deleted the beneficial ownership table from this section.

24. There is no condition precedent to our ability to exercise our call on the warrants.

25. Mr. Blumenfrucht was initially engaged by our predecessor Tribeka Tek, Inc. for auditing services. Tribeka was located in the same locale as Mr. Blumenfrucht. Since we had no experience finding an auditor, we decided to retain his services as our independent auditor. Mr. Blumenfrucht is qualified by the Public Company Accounting Board (PCAOB) which qualifies him to practice nationally.

26. We revised the heading to our balance sheet as requested.

27. The statement of operations has been amended to reflect the segregation of the discontinued operations. We omitted this distinction in the original filing to the due immaterial of the amount of $840.

28. The customer logs on to our website orders the service for a particular quantity, pays the full amount via credit card which is charged concurrently with the execution of the services requested. Therefore all criteria of SAB104 are met simultaneously.

29. The numbers on the original filed statements have been revised. The following is an explanation and a response to particular questions posed

Point A-

The officers had incurred $37,750 in costs from inception of the software model till the point where it was felt that they had met technological feasibility. This point was met in October 2005. From that point (technological feasibility) until the point where the Company felt that the program was basically complete and usable, the company incurred and paid an additional $29,000 to vendors and developers for the development of the program. This amount ($29,000) has been capitalized and is being amortized over a 60-month period. . All pre technological costs ($37,750) have not been capitalized they were expensed. All post completion costs have been expensed.

No shares were issued for these assets; however since the Company valued these assets at a cost of $29,000 additional paid in capital was credited for the same amount. The statement of cash flows has been corrected to reflect the fact that the additional paid in capital has been credited not common stock. Thus the statement of stockholders equity does not reflect any shares issued on this transaction.

Expenses incurred post technological feasibility have been expensed as it was determined that the product was complete and any additional costs incurred were for the improvement and maintenance of the program For the period ended September 30, 2006 the asset has not changed (other than additional amortization).

Point B- As mentioned above only paid in capital has been credited not common stock. The statement of cash flows has been corrected.

Point C-Kanaga had been paid $22,750 from inception through September 30, 2006. Of this amount $7,000 was capitalized which reflects the amount paid after technological feasibility was attained and prior to the availability of the program. Once the program was determined to be essentially operational and complete all further costs are and will be expensed.

Point D- Such a note has been added

Item 30- Various funds had been advanced by the CEO, Mr. Ron Kallus  to the company. On March 1, 2006, Ron Kallus, the Company Chief Executive Officer and Principal shareholder provided a credit facility to the Company up to a maximum of $20,000 which may be drawn down anytime from March 1, 2006 until May 18, 2007. This unsecured loan is payable May 18,  2007 and bears an interest rate of prime plus one (1) calculated on an annual basis payable annually in arrears with first payment due March 1, 2007 and second payment due May 18, 2007, unless extended by mutual consent of the parties.

In the quarter ending March 31, 2006, Mr. Kallus advanced the sum of $4,233 pursuant to this credit facility.   Due to the immateriality of the numbers involved the Officer has forgiven his right to the interest for the periods ending March 31, 2006 and September 30, 2006 involved and no interest has been charged or accrued.

Item 31- The warrants do not provide for any liquidating damages in the event that the SEC does not render the registration effective.  Thus it was determined that there was no requirement to classify warrants as a liability.   Exhibits of the Warrants and Subscriptions documents are incorporated in this SB-2 filing.

32.  We amended the Undertakings as per your request.

33. We amended the Exhibits to include all previous exhibits to by reference and also attached the Platin Order Framework. See Platin Exhibit 10.3 for Telemarketing Order Framework dated January 15, 2006 and June 12, 2006.

Since I am spending a lot of time in Israel and traveling,  I would much appreciate if you would fax a copy of your comment response to Ethel Schwartz who is assisting me in my absence.

Ethel Schwartz
1510 51 St.
Brooklyn, NY 11219
Tel; 718-435-5291
Fax: 718-972-6196

Sincerely,

/s/ Ron Kallus